Exhibit 1

For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty. Statements concerning information presented on a representative basis (i.e., information presented as though the Group had owned the acquisitions made in 2017 for the whole of that year; see “Note on Non-GAAP Measures”), also apply to such information when it is not presented on a representative basis. Because of the impact of the acquisitions made in 2017, we believe statements concerning non-representative information would be distorted and do not provide meaningful information to investors regarding the underlying performance of the business.

This announcement contains inside information

16 October 2018

BRITISH AMERICAN TOBACCO p.l.c.

Update ahead of analyst and investor meetings

British American Tobacco p.l.c. (“BAT”) will be hosting a series of analyst and investor meetings over the coming weeks in which we will discuss the progress of the business and opportunities ahead. Ahead of these meetings, BAT provides the following update to the market:

●
The business continues to perform well and we remain confident of delivering good adjusted revenue growth on a constant currency representative basis, mainly driven by the Strategic Brand Portfolio (which covers our Strategic Combustible and Potentially Reduced Risk Products (PRRP) brands)

●	We expect to once again exceed our high single figure constant currency adjusted diluted earnings per share growth target in 2018
●
BAT continues to deliver good market share gains. Expectations remain unchanged for industry volume to be down around 3.5% for the full year. In the US, we are performing well, with growing value share and pricing in line with expectations. US industry volume decline remains in line with historic ranges and is expected to be down around 4.0-4.5% for the full year, with a slight improvement in H2

●
In Tobacco Heating Products (THP), our geographic expansion continues to progress well with THP revenue expected to grow substantially. In Japan, the THP category remains flat, however glo’s share is now at 4.4%, up from 3.3% at the start of the year

●
BAT’s global vapour business is expected to deliver double digit volume and constant currency revenue growth in 2018, on a representative basis, with Vuse in the US continuing to perform well driven by the launch of our pod-mod product, Alto, and the reintroduction of Vibe. Vype continues to grow share, with ePen3 showing promising initial results in the UK and Canada

●
THP and vapour revenue is showing strong growth and is expected to reach £900m of reported revenue in 2018, led by THP. The revision from the previously announced revenue target of £1bn is largely driven by a reduction in planned year-end stocks in Japan as the THP category remains flat and the effect of the Vuse Vibe recall in the US

●	In Oral Tobacco, we expect strong constant currency revenue growth on a representative basis, with good performances in both the US and Europe, following the continued success of Epok

●
Full year price mix is expected to exceed the 5.5% achieved in 2017, supporting good adjusted revenue and adjusted operating profit growth, on a constant currency representative basis, weighted to the second half of the year

●	Full year adjusted EPS growth is expected to be impacted by a currency translation headwind of around 7%, assuming exchange rates remain unchanged for the remainder of the year
●
De-leveraging plans remain on track and net debt*/adjusted EBITDA** would be expected to reach around 3X by the end of 2019, based on exchange rates as at 16 January 2017, the date of the announced agreement to acquire Reynolds American Inc. However, at prevailing exchange rates, we expect net debt*/adjusted EBITDA** to be 3.8-3.9X by the end of this year and reduce to 3.3-3.5X by the end of 2019. The Group’s medium-term rating target remains BBB+/Baa1

Nicandro Durante, CEO, said: “I am delighted with the progress we are making with our Potentially Reduced Risk Products business and we have a great pipeline of new product launches over the coming months which will build on this success. At the same time, our combustible tobacco business continues to perform well. We remain on track for a strong performance in 2018.”

Later today, British American Tobacco p.l.c. will host an analyst lunch briefing in London during which there will be a short presentation providing an update on the business. Copies of the presentation will be available on www.bat.com/ir at 12.00pm BST.

The person responsible for making this announcement is Paul McCrory, BAT’s Company Secretary.

For further information, please contact:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATPress

British American Tobacco Investor Relations
Mike Nightingale / Rachael Brierley / John Harney
 +44 (0) 20 7845 1180 / 1519/ 1263

* Net debt excluding the impact of the revaluation of RAI acquired debt arising as part of the purchase price allocation process.

**Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit from operations before amortisation and depreciation and excluding the impact of adjusting items.

The Group management board believes that this additional measure, which is used internally to assess the Group’s financial capacity, is useful to the users of the financial statements in helping them to see how the Group’s financial capacity has changed over the year. Adjusted EBITDA has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to profit from operations as determined in accordance with IFRS.

Note on Non-GAAP Measures

This announcement contains several non-GAAP measures used by management to monitor the Group’s performance. Certain of our measures are presented based on an adjusted basis, on a constant currency basis and on a representative basis. Please refer to the 2017 Annual Report on Form 20‐F for a full description of each measure, pages 218 to 222, as well as the Half-Year Report to 30 June 2018 on Form 6-K, pages 50 to 53.

For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty. Statements concerning information presented on a representative basis (i.e., information presented as though the Group had owned the acquisitions made in 2017 for the whole of that year), also apply to such information when it is not presented on a representative basis.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post‐tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The Group’s management reviews a number of our IFRS and non‐GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year‐on‐year provide additional useful information to investors regarding the operating performance on a local currency basis.

As previously announced, this announcement and other results communications in 2018 include a presentation of results against 2017 as though the Group had owned the acquisitions made in 2017 for the whole of that year. Comparison of results on this basis will be termed “on a representative basis” and will provide shareholders with a results comparison representative of the Group having owned the acquisitions throughout 2017 and 2018. Although the Group does not believe that results on this basis are a substitute for IFRS measures, the Group does believe such results including the impact of acquisitions as though the acquisitions had occurred at the beginning of 2017 provide additional useful information to investors regarding the underlying performance of the business on a comparable basis. Because of the impact of the acquisitions made in 2017, we believe statements concerning non-representative information would be distorted and do not provide meaningful information to investors regarding the underlying performance of the business.

Forward-looking statements

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any British American Tobacco p.l.c. (“BAT”) shares or other securities. This announcement contains certain forward-looking statements, made within the meaning of Section 21E of the United States Securities Exchange Act of 1934, regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to lead the development and roll-out of BAT innovations (NGP and Combustible); and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 15 March 2018 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.